UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

December 4, 2023

SELINA HOSPITALITY PLC

27 Old Gloucester Street

London WC1N 3AX

United Kingdom

Tel: +44 737 680 9248

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Update regarding Fundraising and Liability Management Efforts

As announced by Selina Hospitality PLC (the “Company”) via a Report on Form 6-K issued on November 1, 2023 (the “Announcement”), the Company, in connection with seeking new financing, has sought to restructure its outstanding indebtedness under the Indenture between the Company and Wilmington Trust, National Association, as trustee (“Trustee”), dated as of October 27, 2022 (the “Indenture”), in respect of $147.5 million principal amount of 6.00% Convertible Senior Notes due 2026 (the “2026 Notes”). In connection therewith, the Company has engaged with a steering committee of the 2026 Notes comprised of noteholders holding approximately 26% of the 2026 Notes (the “Steering Committee”) and Osprey Investments Limited (“Osprey”), the investor under the strategic financing arrangements announced by the Company on June 27, 2023 (the “Original Osprey Investment Arrangements”).

The Announcement also stated that (i) the Company would not make the payment of interest due on November 1, 2023 in the amount of $4,425,000, (ii) the Company had a 30-day grace period (the “Grace Period”) before the failure to make the interest payment when due constituted an event of default under Section 6.01(a) of the Indenture that would allow, among other things, either the Trustee or the holders of at least 25% in aggregate principal amount at maturity of the 2026 Notes then outstanding to declare 100% of the accrued principal amount of, premium, if any, on and accrued and unpaid interest on, all the 2026 Notes to be due and payable immediately in accordance with the terms and conditions of the Indenture, and (iii) the Company was in discussions with Osprey regarding funding arrangements different than those announced as part of the Original Osprey Investment Arrangements.

Certain holders of the 2026 Notes each have agreed with the Company to support a restructuring of the 2026 Notes (the “Note Restructuring”), subject to definitive documentation. As of today, those holders hold approximately 80.5% of the 2026 Notes. Osprey also has agreed with the Company to the terms of the Note Restructuring. In the Note Restructuring, the Company would purchase the 2026 Notes held by each of the participating holders for ordinary shares of the Company, warrants to acquire ordinary shares of the Company and new senior secured notes that do not contain a conversion feature and have certain other modified terms as explained further below (the “New Notes”). Additionally, Osprey and the Company have agreed, subject to definitive documentation, to the terms of new investments to be made by Osprey into the Company, conditioned upon the completion of the Note Restructuring (the “New Osprey Investment Arrangements”). The terms of the Note Restructuring and New Osprey Investment Arrangements (collectively, the “Transactions”) are summarized below and in the presentation attached hereto as Exhibit 99.1, which was provided to the Steering Committee and other participating noteholders, Osprey and other investors in connection with the potential Transactions. Certain elements of the Transactions would be subject to approval by shareholders, at a general meeting to be convened by the Company, for the issuance of a sufficient amount of shares, on a non-preemptive basis, to complete the Transactions (the “Shareholder Approval”).

In light of these developments and the proposed terms of the New Notes, including the replacement of cash interest payments prior to the maturity of the New Notes, with interest paid in kind and secured by collateral, and certain other covenants, as of December 1, 2023, the Company has not made its interest payment that was due on November 1, 2023 under the 2026 Notes and the 30-day grace period has now expired. In addition, since November 1, 2023, the Company has not maintained the $15.0 million in unrestricted cash as required under Section 4.10 of the 2026 Notes and this will constitute an event of default to the extent the same has not been cured within 10 business days from November 30, 2023. On December 1, 2023, the Company notified the Trustee of these events (the “Events”) as required under the 2026 Notes, and as of today, holders of approximately 86.3% of the 2026 Notes (or 82.5% of the 2026 Notes excluding holders considered by the Company to be “affiliates” as contemplated in the Indenture) have signed or confirmed that they will sign a forbearance agreement pursuant to which they agree, for a period of 30 days following the date thereof, not to instruct the Trustee or take any action to accelerate repayment of the indebtedness under the 2026 Notes as a result of these Events.

There can be no assurances that the Transactions will be successfully completed, that the Company will have sufficient liquidity to complete the Transactions or that the noteholders or Trustee will not commence an enforcement action under the 2026 Notes. If the Transactions are not consummated and there are no reasonable prospects of avoiding an insolvent administration or an insolvent liquidation, there is a risk that the directors of the Company will consider it necessary to seek the appointment of an administrator or other insolvency practitioner to the Company.

The Company issued a press release today, in the form attached hereto as Exhibit 99.2, providing an update on these matters.

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Note Restructuring

In the Note Restructuring, as consideration for the exchange of the 2026 Notes from participating noteholders, such noteholders would be issued at the closing, for each $1,000.00 principal amount of 2026 Notes exchanged, (i) 527.1 ordinary shares of the Company, (ii) penny warrants to purchase 1,732.0 ordinary shares of the Company, subject to Shareholder Approval, and (iii) $600.00 principal amount of New Notes. Assuming 100% participation by holders of the 2026 Notes, excluding the $14.7 million principal amount of 2026 Notes that Osprey would acquire from Kibbutz Holding S.a.r.l. as part of the Transactions (the “Kibbutz Note”), the Company would issue an aggregate of (a) 70,000,000 ordinary shares of the Company, (ii) penny warrants which, subject to Shareholder Approval, would be exercisable for 230,005,945 ordinary shares of the Company, and (iii) New Notes in an aggregate principal amount of $79,680,000. All such issuances are expected to be exempt from registration under Section 3(a)(9) under the Securities Act of 1933.

The terms and conditions of the New Notes would be similar to those of the 2026 Notes, as summarized in the Company’s 2022 annual report on Form 20-F filed on April 28, 2023 (https://www.sec.gov/Archives/edgar/data/1909417/000190941723000006/slna-20221231.htm), except that the New Notes will be senior secured notes without a conversion feature and have certain other modified terms as explained further below:

(i)	The New Notes would have a principal amount equivalent to 60% of the principal amount of the participating 2026 Notes, have a maturity date of November 1, 2029, and bear interest at a rate of 6% per annum, which interest will accrue and be payable in kind (“PIK interest”) through maturity.

(ii)	The Company’s accrued and unpaid interest under the 2026 Notes as well as its obligation to pay PIK interest under the New Notes would be secured by a first rank charge over the intellectual property relating to the Selina brand (the “Selina IP”), which charge would be pari passu with the charge over such collateral that had been granted to Osprey pursuant to the Original Osprey Investment Arrangements. In addition, the Company’s obligation to repay the principal amount of the New Notes would be secured by a second rank charge over the Selina IP.

(iii)	The New Notes would include a debt covenant that would limit the amount of new indebtedness that could be taken on by the Company and secured by a first rank security interest over the Selina IP to four times the earnings before interest, taxes and depreciation achieved by the Company over the trailing 12-month period prior to the incurrence of the new indebtedness.

(iv)	The obligations of the Company under the 2026 Notes to complete a $60.0 million qualifying equity issuance by either 27 October 2024 or 27 October 2025 and, together with the Company’s subsidiaries, to maintain $15.0 million in unrestricted cash until February 27, 2024 would be removed.

(v)	The New Notes would be subject to a new intercreditor agreement that would include a market-based waterfall provision, to be agreed between Osprey and the participating noteholders, governing the distribution of cash proceeds from the sale of assets by the Company.

As part of the Transactions, the Company would enter into transaction support and consent solicitation agreements (each a “Support Agreement”) with each participating holder of the 2026 Notes, under which such holders, among other things, would (i) consent to amendments to the Indenture as set out in the Support Agreement, (ii) agree not to transfer its 2026 Notes except in connection with the exchange of the 2026 Notes by the Company, (iii) agree to enter into any voting agreement or other arrangement that would limit or affect such holder’s voting rights in respect of its 2026 Notes, (iv) agree not to object to or take any action to oppose the consent solicitation, (v) agree that upon becoming a shareholder of the Company, such holder will enter into a transaction support agreement pursuant to which it will undertake to vote in favor or otherwise support the Shareholder Approval, and (vi) agree not to declare any default under the 2026 Notes in respect of the Transactions.

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New Osprey Investment Arrangements

Under the New Osprey Investment Arrangements, Osprey would enter into subscription agreements providing for the committed purchase by Osprey of $16.0 million of ordinary shares of the Company at a price of $0.20 per share and a further committed purchase of $12.0 million of ordinary shares of the Company at a price of $0.20 per share. Of the $12.0 million subscription, $4.0 million would be payable immediately, with the remaining $8.0 million payable in future monthly instalments, subject to and following the Company receiving Shareholder Approval. The Company would issue the corresponding number of ordinary shares upon receipt of each subscription payment.

The $12.0 million investment also would require the Company to invest $4.0 million into FutureLearn, a British digital education platform that provides online courses, microcredentials and other degrees, and the formation of a joint venture with Global University Systems B.V., an affiliate of Osprey, or its subsidiary governing the operation of the FutureLearn business, with $3.3 million due to be invested by the Company upon receipt of the initial $4.0 million payment under the $12.0 million subscription agreement with Osprey and the remainder due in two subsequent payments. After the Company’s required investment in FutureLearn, the remaining funds invested by Osprey as part of the $12.0 million investment would need to be utilized by the Company for commercial purposes.

In addition to the aggregate $28.0 million in investment by Osprey, the Company intends to raise an additional $20.0 million of investment. Also, Osprey would have the right, in Osprey’s discretion during a period of 12 months following the closing of the Transactions, to purchase a further $20.0 million of ordinary shares of the Company at a price of $0.10 per share, and the participating noteholders would have the right to participate in such investment, pro-rata to their shareholding and on a pari passu basis, so long as they remain shareholders of the Company.

As part of the Original Osprey Investment Arrangements, Osprey has the right to convert $4.0 million of the indebtedness owing under the secured convertible promissory note issued to Osprey on July 31, 2023, issued in the principal amount of $4.4 million (the “July Note”), into ordinary shares of the Company, and it is expected that Osprey shall do so in connection with the New Osprey Investment Arrangements at a price of $0.20 per share. As part of the conversion Osprey would be issued warrants to acquire 1,481,480 ordinary shares of the Company and the exercise price for those warrants would be $0.01 per share. It is intended that the warrants would be exercised at the closing of the Transactions. After the conversion, $0.4 million of that note would remain outstanding, together with the $11.1 million principal amount of the secured convertible promissory note issued to Osprey on June 26, 2023 (the “June Note”). The June Note and July Note are described in more detail in the Reports on form 6-K issued by the Company on June 27, 2023 (https://www.sec.gov/Archives/edgar/data/1909417/000149315223022569/form6-k.htm) and August 1, 2023 (https://www.sec.gov/Archives/edgar/data/1909417/000149315223026265/form6-k.htm), respectively.

The terms of the June Note and July Note, in the aggregate principal amount of $11.5 million following conversion of $4.0 million of the July Note, would be amended such that their maturity dates would be extended to November 1, 2029, Osprey’s put option under each note, pursuant to which Osprey has the right to require the borrower to repay each note after the third anniversary of each note, would be removed, the conversion pricing would be reduced to $0.10 per share and the one-year lock-up restriction pertaining to the conversion of the notes by Osprey would be removed. In addition, if the Note Restructuring were to be completed in a manner involving at least 80% of the 2026 Notes, then the interest under the June Note and remaining July Note, accruing at a rate of 12% per annum, would accrue as PIK interest and be payable at maturity.

Further, with regard to Kibbutz Note, $4.7 million is expected to be purchased by the Company as part of the Transactions via the issuance of ordinary shares of the Company at a price of $0.20 per share and the remaining $10.0 million principal amount would be exchanged for a new convertible note on substantially similar terms as the New Notes that would be issued to participating noteholders as part of the Note Restructuring except that the indebtedness would continue to be convertible into ordinary shares of the Company at a reduced conversion price of $0.10 per share. Such conversion would be subject to Shareholder Approval being obtained by the Company.

The 10,370,103 warrants issued to Osprey as part of the Original Osprey Investment Arrangements would be amended to reduce the exercise price to $0.01 per share and remove the one-year lock-up period applicable to such warrants, and Osprey is expected to exercise those warrants as part of the closing of the Transactions. Osprey also would receive at closing penny warrants that would entitle Osprey to acquire 373,397,358 additional ordinary shares of the Company, subject to Shareholder Approval and full participation by holders of the 2026 Notes, which warrants would be exercised upon such approvals being obtained.

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Finally, certain existing shareholders that had invested in the Company as part of the Original Osprey Investment Arrangements or otherwise since January 1, 2023 (“New Money Investors”) would receive additional ordinary shares of the Company and, to the extent applicable, the exercise price of any warrants they hold would be reduced to $0.01 per share such that their investment cost, on a per share basis, would be equivalent to the effective cost of Osprey’s investment, on a per share basis, following the Transactions.

Other Terms

The Transactions would involve the following additional conditions and key terms:

(i)	The Company would reimburse or pay the advisor fees incurred by the participating noteholders and Osprey in connection with the Note Restructuring and New Osprey Investment Arrangements.

(ii)	Completion of the Transactions would be subject to holders of at least 80% of the 2026 Notes agreeing to the terms of the Note Restructuring and other customary closing conditions.

(iii)	The parties would agree to support, and, as applicable, vote in favour of the delisting of the ordinary shares of the Company from the Nasdaq Global Market (“Nasdaq”) and the deregistration as an SEC-reporting company subject to applicable conditions with the timing of such take-private transaction to be determined.

(iv)	Osprey would have the right to appoint a total of four directors to the Board of Directors of the Company and designate a certain number of members of the Board committees, subject to the Company’s continued compliance with the Nasdaq governance requirements so long as the Company remains a listed company, while two members of the Board could remain as executive directors.

(v)	The participating noteholders would have the right to appoint one director to the Company’s Board of Directors, subject to the approval of Osprey, not to be unreasonably withheld.

The terms remain subject to change pending the finalization of the definitive documentation for the Transactions. The parties intend to finalize and enter into all agreements required for the Note Restructuring and New Osprey Investment Arrangements as soon as practicable after the date hereof and will provide further updates as required.

Pro-Forma Capital Structure

The following table shows the indicative pro-forma capital structure of the Company at the closing of the Transactions, following the Shareholder Approval for the issuance of additional ordinary shares required to complete the Transactions and after incremental investments of $40.0 million that may be made as part of the New Osprey Investment Arrangements. The figures indicated remain subject to change pending finalization of the Transactions.

	Osprey		New Money Investors	Participating noteholders		Existing shareholders
Interest at closing
Number of shares held	155,351,853		21,329,327	81,547,826	A	125,002,477	B
% interest	40.5%		5.6%	21.3%		32.6%
Interest after Shareholder Approval
Number of shares held	784,304,761	C	40,711,588	300,005,945	D	125,002,477
% interest	62.7%		3.3%	24.0%		10.0%
Interest after incremental investmentsE
Number of shares held	928,968,971		40,711,588	355,341,734		394,265,984
% interest	54.0%		2.4%	20.7%		22.9%

Note: All figures exclude 18,090,451 outstanding public and private warrants that currently have an exercise price of $11.50 per share and may change depending on percentage of noteholders that participate in the Note Restructuring and other factors.

A. Includes 70,000,000 ordinary shares to be issued to participating noteholders as part of the Note Restructuring and 11,547,826 ordinary shares into which the 2026 Notes, excluding the Kibbutz Note, may be converted, currently at a conversion price of $11.50 per share.

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B. Calculated on a fully diluted basis, including 106,294,735 ordinary shares that are issued and outstanding (excluding shares which are held by or subscribed for by New Money Investors) and 18,707,742 unvested equity awards and headroom under the Company’s existing equity incentive plans.

C. Assumes Osprey converts into equity its $11.5 million principal amount of the June Note and July Note, with the accrued, but unpaid interest to be paid in cash.

D. Assumes participation by 100% of holders of the 2026 Notes, excluding the Kibbutz Note.

E. Assumes the maximum amount of $40.0 million in incremental investments contemplated as part of the Transactions are made, including $20.0 million by existing shareholders as part of their participation in the New Osprey Investment Arrangements and $20.0 million by Osprey and participating noteholders as part of the optional investment that Osprey would have the right to make beyond their $28.0 million in committed investment, with Osprey funding approximately 72.3% of the optional $20.0 million investment and the participating noteholders funding approximately 27.7% of that investment.

In addition, that parties would permit the Company to establish a new management equity incentive pool of up to 15% of the fully diluted share capital of the Company, and the issuance of ordinary shares under that share scheme would be dilutive to all shareholders on a proportionate basis.

As indicated above, following the implementation of the Transactions that are subject to Shareholder Approval, Osprey would obtain a controlling interest in the Company.

Related Party Considerations

As part of the Transactions, the exercise price of 2,450,000 warrants held by Kibbutz Holding S.a.r.l. (“Kibbutz”) or to which Kibbutz is entitled in connection with the Original Osprey Investment Arrangements would be repriced to $0.01 per share, similar to other warrants held by investors that have invested new money in 2023 and in connection with the Original Osprey Investment Arrangements. Rafael Museri and Daniel Rudasevski, directors of the Company and its Chief Executive Officer and Chief Growth Officer, respectively, are directors of Kibbutz each holds a 32.3% interest in Kibbutz, and as such, Kibbutz is considered a related party to the Company. Given the related party nature of this transaction, Messrs. Museri and Rudasevski have not participated and will not participate in decisions relating to the modification of the Kibbutz warrants.

Unless otherwise stated, all dollar amounts stated herein refer to United States dollars.

The foregoing statements regarding the Note Restructuring and New Osprey Investment Arrangements represent forward-looking statements. See the “Forward-Looking Information” section below for further details.

The information furnished in this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liability of such section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Forward-Looking Information

This Report on Form 6-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events, and include terms such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential,” or “continue,” or the negatives of these terms or variations of them or similar terminology. In particular, statements in this Report regarding our beliefs pertaining to our ability to obtain additional funding, restructure liabilities and/or pursue other strategic alternatives. Such forward-looking statements are subject to risks, uncertainties (some of which are beyond our control), and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon assumptions that, while we consider reasonable, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, without limitation: potential negative impacts on our financial results as a result of changes in travel, hospitality, and real estate markets, including the possibility that travel demand and pricing do not recover to the extent anticipated, particularly in the current geopolitical and macroeconomic environment; volatility in the capital markets; our ability to execute on our plans to increase occupancy and margins; the potential inability to meet our obligations under our commercial arrangements and debt instruments; delays in or cancellations of our efforts to develop, redevelop, convert or renovate the properties that we own or lease; challenges to the legal rights to use certain of our leased hotels; risks associates with operating a significant portion of our business outside of the United States; risks that information technology system failures, delays in the operation of our information technology systems, or system enhancement failures could reduce our revenues; changes in applicable laws or regulations, including legal, tax or regulatory developments, and the impact of any litigation or other legal or regulatory proceedings; possible delays in ESG and sustainability initiatives; the possibility that we may be adversely affected by other economic, business and/or competitive factors, including risks related to the impact of a world health crisis; and other risks and uncertainties described under the heading “Risk Factors” contained in the Annual Report on Form 20-F for the fiscal year ended December 31, 2022 and subsequent filings with the Securities and Exchange Commission. In addition, there may be additional risks that Selina does not presently know, or that Selina currently believes are immaterial, which also could cause actual results to differ from those contained in the forward-looking statements. Nothing in this Report should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, we do not undertake any duty to update these forward-looking statements.

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INDEX TO EXHIBITS

Exhibit No.	Description

99.1	Presentation to Holders of 2026 Notes
99.2	Press release of Selina Hospitality PLC issued December 4, 2023

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SELINA HOSPITALITY PLC

Date: December 4, 2023	By:	/s/ JONATHON GRECH
Jonathon Grech
Chief Legal Officer and Corporate Secretary

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